UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number:	001-37899
CUSIP Number:	018626 101

(Check one): ☒ Form 10-K   ☐ Form 20-F   ☐ Form 11-K  ☐ Form 10-Q   ☐ Form 10-D ☐ Form N-SAR   ☐ Form N-CSR

For Period Ended:    December 31, 2017

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Alliance MMA, Inc.

Full Name of Registrant

Former Name if Applicable

590 Madison Avenue, 21st Floor

Address of Principal Executive Office (Street and Number)

New York, New York, 10022

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

The annual report on Form 10-K of Alliance MMA, Inc. (the “Company”) for the fiscal year ended December 31, 2017 could not be filed within the prescribed time period due to the Company’s difficulty in completing and obtaining required financial and other information without unreasonable effort and expense. The Company and its auditors are in the final phase of completing the audit work surrounding the financial statements and related disclosures in the Form 10-K. The Company is working to complete the Form 10-K as expeditiously as possible, and intends to file the Form 10-K within the applicable grace period provided by Rule 12b-25.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

John Price	(212)	739-7825
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  Yes ☒  No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company presently expects that the statement of operations to be included in the Form 10-K will reflect significant changes in operations from the prior year. It is anticipated that the Company will report an increase in net revenue for the fiscal year ended December 31, 2017 over fiscal year ended December 31, 2016 due principally to 2017 being the first full year of operating results whereas in 2016 the Company realized revenue only in the fourth quarter. The Company expects to report net revenue of approximately $4.2 million and a net loss of approximately $12.0 million for the fiscal year ended December 31, 2017, compared to the net revenue of approximately $591,000 and a net loss of approximately $4.2 million for the fiscal year ended December 31, 2106. The foregoing estimates are as of the time of this filing, and while we believe them to be reliable, the estimates are subject to change.

     Alliance MMA, Inc.

 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 2, 2018	By:	/s/ John Price
	Name:	John Price
	Title:	Chief Financial Officer